

Mail Stop 4720

December 13, 2016

Tayfun Tuzan
Chief Financial Officer
Fifth Third Bancorp
Fifth Third Center
Cincinnati, Ohio 45263

> **Re: Fifth Third Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2015, as amended**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Amendment No.1 to Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2016 and June 30, 2016**
> **Filed November 9, 2016**
> **File No. 001-33653**

Dear Mr. Tuzan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Quarterly Report on Form 10-Q for the Period Ended September 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations – Vantiv, Inc. TRA Transactions, page 5

1. We note your disclosure related to your tax receivable agreements (TRA) with Vantiv, Inc. and its significant impact on your operating results and noninterest income in 2016. Given the ongoing impact of these agreements on your operating results, please address the following:

- Please tell us how you have historically accounted for the TRAs and how you accounted for your put option at September 30, 2016. Please provide us all the facts and circumstances related to your accounting determinations and the accounting guidance that supports your policies. Please revise future filings to disclose your accounting policies.

- Please tell us and revise future filings to disclose the amount, by period, of all significant future TRA cash flows. Please detail which cash flows have been settled and which ones are subject to the put/call option and disclose any other information to allow a full understanding of how these amounts may impact future financial results and liquidity.

Part II. Other Information, page 122
Unregistered Sales of Equity Securities and Use of Proceeds, page 122

2. We note your disclosure that a number of securities offerings may have not complied with the registration requirements of Section 5 of the Securities Act of 1933, as amended. Please amend your Form 10-Q to include an appropriate risk factor disclosure describing the implications resulting from the non-compliance with the requirements of Section 5 of the Securities Act of 1933, including but not limited to the resulting ineffective disclosure controls and procedures, rescission offer liabilities as well as any potential contingent liabilities.

Amendment to the Form 10-K for the Fiscal Year Ended December 31, 2015
Amendment to the Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Amendment to the Form 10-Q for the Fiscal Quarter Ended June 30, 2016

3. We note your disclosure that management concluded that the company's disclosure controls and procedures were not effective because of deficiencies in the company's policies and procedures relating to the registration of, and prospectus delivery with respect to, securities offered under certain employee benefit plans. Supplementally, please explain to us whether following such evaluation management identified significant deficiencies with respect to the effectiveness of the design and operation of the company's disclosure controls and procedures and whether or not such deficiencies represented a material weakness. If so, please amend your periodic reports to describe (1) when the deficiency/material weakness was discovered; (2) what steps you took in remediating the problems and (3) when the remediation was completed. We may have additional comments following the review of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services